UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐         No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐         No  ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 16, 2017, KNOT Offshore Partners LP (the “Partnership”) entered into the Second Amendment to the Series A Preferred Unit Purchase Agreement with the purchasers named therein, pursuant to which the Partnership agreed (i) to issue and sell in a second private placement (the “Second Private Placement”) 1,666,667 additional Series A Preferred Units (the “Additional Series A Preferred Units”) at a price of $24.00 per unit and (ii) to make certain amendments to the terms of the Series A Preferred Units, including the 2,083,333 Series A Preferred Units issued on February 2, 2017. In connection with the closing of the Second Private Placement, on June 30, 2017 (the “Second Private Placement Closing Date”), the Partnership issued the Additional Series A Preferred Units to the purchasers thereof. After deducting estimated fees and expenses, the net proceeds of the sale were approximately $38.8 million. The Partnership expects to use the net proceeds for general partnership purposes, which may include acquisitions, capital expenditures or the repayment of indebtedness.

On the Second Private Placement Closing Date, the Partnership amended and restated its partnership agreement and executed the Third Amended and Restated Agreement of Limited Partnership of the Partnership (the “Third Amended and Restated Partnership Agreement”), which sets forth the rights, preferences, privileges and other terms relating to the Series A Preferred Units, including the amendments thereto in connection with the Second Private Placement. A copy of the Third Amended and Restated Partnership Agreement is filed as Exhibit 3.2 to the Partnership’s Form 8-A/A filed June 30, 2017 and is incorporated into this report by reference.

On the Second Private Placement Closing Date, the Partnership entered into a joinder agreement (the “Joinder Agreement”) to join the purchasers of the Additional Series A Preferred Units to the existing Registration Rights Agreement, dated February 2, 2017. A copy of the Joinder Agreement is filed as Exhibit 4.1 hereto and is incorporated into this report by reference.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

4.1	Joinder Agreement, dated June 30, 2017, among KNOT Offshore Partners LP, OMP AY Preferred Limited, Pierfront Capital Mezzanine Fund Pte. Ltd. and Tortoise Direct Opportunities Fund, LP

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: REGISTRATION STATEMENT ON FORM F-3 (NO. 333-195976) ORIGINALLY FILED WITH THE SEC ON MAY 15, 2014 AND REGISTRATION STATEMENT ON FORM F-3 (NO. 333-218254) ORIGINALLY FILED WITH THE SEC ON MAY 26, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP
Date: June 30, 2017

	By:	/s/ John Costain
		Name:	John Costain
		Title:	Chief Executive Officer and Chief Financial Officer

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